

August 5, 2009

Via Facsimile and U.S. Mail

Mr. Peter M. O. Wong
Senior Vice President, General Counsel
  and Corporate Secretary
LeapFrog Enterprises, Inc.
6401 Hollis Street
Emeryville, CA 94608-1089

RE: LeapFrog Enterprises, Inc.
        Schedule TO-I
        Filed July 29, 2009
        File No. 5-78827

Dear Mr. Wong:

        We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I
Exhibit (a)(1)(A)- Offer Exchange
General

1.   We note you are offering to exchange eligible options for new options using an option pricing model which will be based upon the closing price of your common stock as reported on NYSE for the business day prior to the expiration date of the exchange offer, as well as "other valuation assumptions." Please explain with a view for disclosure what you mean by "other valuation assumptions." Please also provide an analysis of how your

offer will allow sufficient time for holders to consider whether to tender or withdraw following the announcement of the material terms of the offer (i.e. the exact exchange ratio). As you are aware, Rules 13e-4(f)(1)(ii) and 14e-1(b) of the Exchange Act require that you extend the offering period for any increase or decrease in the consideration offered so at least ten business days remain in the offer after the information is first sent to optionholders. If you do not intend to revise the offer in compliance with the time frame set forth in Rule 13e-4(f)(1)(ii), then provide us with a legal analysis explaining how your offer complies with Rules 13e-4(f)(1)(ii) and 14e-1(b). Please cite to relevant no-action letters and/or other staff interpretative positions that you believe support your analysis. In this regard, please note that in instances where we have granted no-action relief at least two trading days remain in the offer after an averaging period. See TXU Corporation (Sept. 13, 2004) and Lazard (Aug. 11, 1995).

2.   We note your disclosure in the introductory section of your document regarding employees of your subsidiary located in Shenzhen, China. We also note your disclosure here and on page 25 under the heading "Section 17. Miscellaneous" where you disclose you may exclude other employees located outside of the United States "if, for any reason, we believe that their participation would be inadvisable or impracticable." Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1. of SEC Release 33-8957. If you are relying on the relief provided in the global exemptive order applicable to employee stock option exchanges (Issuer Exchange Offers Conducted for Compensatory Purposes, March 21, 2001), please be advised that exemptive relief is premised on the compensatory reasons for the exclusion of employees, including those located in certain foreign jurisdictions. Accordingly, please confirm supplementally whether any exclusions of participants residing outside of the U.S. would be related to the overall compensatory purpose of the offer (and explain how), or advise as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8).

3.   In the introductory section of your document, you define an "eligible optionholder," among other things, as an employee of you or your subsidiaries (except for your subsidiary located in Shenzhen, China) as of "the date the new options are granted." If the new option grant date will take place after the expiration of the offer, please be advised that all conditions of the offer, other than the receipt of governmental approvals, must be satisfied or waived before the expiration of the offer. The condition requiring that individuals remain employees as of the new option grant date, if after the expiration date, will not appear to comply with that requirement. Please advise us.

Section 4. Withdrawal Rights, page 12

4.   Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Section 6. Conditions of This Exchange Offer, page 13

5.   We note your disclosure in clause (k) of this section where you refer to a "substantial" decline or increase in your stock. We also note your disclosure in clause (m) of this section where you refer to "any other changes" or "financial or other" that could materially impact you. Please revise to clarify what you mean by the terms "substantial," "other changes" and conditions other than financial, so that security holders will have the ability to objectively determine whether each condition has been triggered.

6.   We note your disclosure that you may assert certain of the conditions listed in this section prior to the expiration date of the exchange offer regardless of the circumstances giving rise to them. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. Please confirm your understanding in your response letter.

7.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform holders of eligible optionholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Section 14. Extension of Exchange Offer; Termination; Amendment, page 24

8.   Refer to the language in the second paragraph of this section. We do not believe you may terminate the offer by giving only oral notice to option holders. Please revise to clarify.

*   *   *

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amended filing to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3621. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Special Counsel
Office of Mergers & Acquisitions

cc: Via Facsimile (415-693-2222)
        Kenneth L. Guernsy, Esq.
        Cydney S. Posner, Esq.
        Cooley Godward Kronish LLP